

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 22, 2017

<u>Via E-mail</u>
Mr. Periclis Pericleous
Chief Financial Officer
Express, Inc.
1 Express Drive
Columbus, OH 43230

     Re: Express, Inc.
           Form 10-K for Fiscal Year Ended January 30, 2016
           Filed March 30, 2016
           File No. 001-34742

Dear Mr. Pericleous:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Rufus Decker

                  Rufus Decker
                  Accounting Branch Chief
                  Office of Beverages, Apparel, and Mining